Exhibit 4(b)
Letter Requesting Trustee's Authentication and Delivery of Remarketed Debentures
NEXTERA ENERGY CAPITAL HOLDINGS, INC.
JUNO BEACH, FLORIDA
August 9, 2013

THE BANK OF NEW YORK MELLON,
as Trustee under the Indenture
(as defined below)
101 Barclay Street
New York, New York 10286

Attention: Corporate Trust Administration
Previously, you were requested, pursuant to Section 303 of the Indenture (For Unsecured Debt Securities) dated as of June 1, 1999 (as amended, the “Indenture”) between NextEra Energy Capital Holdings, Inc. (the “Company”) and you as Trustee, to authenticate (i) definitive certificate No. R‑1 which initially represented $402,500,000 principal amount of the Company's Series D Debentures due September 1, 2015 (the “Series D Debentures”) in fully executed form and registered in the name of The Bank of New York Mellon, as Purchase Contract Agent under a Purchase Contract Agreement, dated as of September 1, 2010 (the “Purchase Contract Agreement”), by and between NextEra Energy, Inc. and The Bank of New York Mellon, as Purchase Contract Agent and attorney‑in‑fact (“Purchase Contract Agent”) and when authenticated, to deliver such certificate to, the Purchase Contract Agent, to be endorsed in blank and delivered to Deutsche Bank Trust Company Americas (“Deutsche Bank”), as Collateral Agent under the Pledge Agreement, dated as of September 1, 2010 (“Pledge Agreement”), by and between NextEra Energy, Inc., the Purchase Contract Agent, and Deutsche Bank, as Collateral Agent, Custodial Agent and Securities Intermediary, and (ii) global certificate No. R‑2 which initially represented $0 principal amount of the Series D Debentures in fully executed form and registered in the name of Cede & Co., as nominee for The Depository Trust Company, and when authenticated, to deliver such certificate to The Bank of New York Mellon, as custodian for The Depository Trust Company. All capitalized terms not defined herein which are defined in the Indenture shall have the same meaning as used in the Indenture.

Following the Early Settlement (as defined in the Purchase Contract Agreement) prior to the date hereof of 1,320 Purchase Contracts (as defined in the Purchase Contract Agreement), definitive certificate No. R-1 currently represents $402,434,000 principal amount of the Series D Debentures, and global certificate No. R-2 currently represents $66,000 principal amount of the Series D Debentures.

Pursuant to the terms of the Series D Debentures, $402,434,000 principal amount of the Series D Debentures have been remarketed. Interest on all of the $402,500,000 principal amount of Series D Debentures will accrue at 1.339% per annum from August 9, 2013, and will be payable on March 1 and September 1 of each year, commencing on September 1, 2013. The CUSIP number of $402,434,000 principal amount of the Series D Debentures to be represented by global certificate numbered R-3 is 65339K AH3.
In accordance with Section 305 of the Indenture, you are hereby instructed (1) to cancel definitive certificate R-1 (which represents $402,434,000 principal amount of the Series D Debentures and which has been delivered to you today by Deutsche Bank, as Collateral Agent), and (2) upon such cancellation to authenticate and deliver on our behalf to The Bank of New York Mellon, as custodian for DTC, a fully executed certificate in global form to be numbered No. R‑3 (which represents $402,434,000 principal amount of the Company's Series D Debentures due September 1, 2015, registered in the name of Cede & Co.).
Please acknowledge receipt of the aforementioned items below.

NEXTERA ENERGY CAPITAL HOLDINGS, INC.

By:	/s/ Aldo Portales
Aldo Portales
Assistant Treasurer